Exhibit 12.1

Ratio of earnings to fixed charges

	Historical							Pro forma
	Predecessor							Successor
	Fiscal years ended September 30,					Nine months ended June 30, 2007	October 1, 2007 through February 25, 2008	February 26 through June 30, 2008	Fiscal Year Ended September 30, 2007	Nine Months Ended June 30, 2008
	2003	2004	2005	2006	2007
Earnings:
Income (loss) before income taxes	19,925	48,728	34,838	57,385	107,032	85,515	29,167	(306,344)	(11,741)	18,598
Add: Fixed charges (per below)	4,651	7,250	6,986	7,130	5,046	4,789	330	23,042	71,031	52,911
Total earnings / loss	24,576	55,978	41,824	64,515	112,078	90,304	29,497	(283,302)	59,290	71,509
Fixed charges:
Interest expense	3,637	5,741	5,542	5,416	2,870	2,862	14	20,098	62,828	46,730
Amortization of original issuance discount	—	—	—	—	—	—	—	635	3,037	2,278
Amortization of deferred debt issuance costs	646	1,144	1,100	1,117	1,475	1,426	—	1,961	4,465	3,240
Interest included in rental expense	368	365	344	597	701	501	316	348	701	663
Total fixed charges	4,651	7,250	6,986	7,130	5,046	4,789	330	23,042	71,031	52,911
Ratio of earnings to fixed charges (1):	5.28	7.72	5.99	9.05	22.21	18.86	89.49	N/A	N/A	1.35

(1)	The ratio of earnings to fixed charges is completed by dividing earnings by fixed charges. “Earnings” consist of earnings before income taxes plus fixed charges. Fixed charges include (i) interest expense on borrowings and amortization of capitalized financing costs and debt discount and (ii) a reasonable approximation of the interest factor, which we deemed to be 30%, is included in rental expense. Earnings, as adjusted were not sufficient to cover fixed charges by approximately [$306.3] thousand for the historical four month period ended June 30, 2008 and [$11.7] thousand on a pro forma basis for the year ended September 30, 2007.